Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Six Months Ended June 30, 2003)

		Ch$ millions		US$ millions (1)
		30-June-03	30-June-02	30-June-03	30-June-02	% Change

Net sales		177,869	166,209	254.4	237.7	7.0%

Cost of goods sold		(90,835)	(81,732)	(129.9)	(116.9)	-11.1%
	% of sales	51.1%	49.2%	51.1%	49.2%

Gross profit		87,034	84,477	124.5	120.8	3.0%
	% of sales	48.9%	50.8%	48.9%	50.8%

SG&A		(70,675)	(66,318)	(101.1)	(94.9)	-6.6%
	% of sales	39.7%	39.9%	39.7%	39.9%

Operating income		16,358	18,160	23.4	26.0	-9.9%
	% of sales	9.2%	10.9%	9.2%	10.9%

Non-operating result
	Financial income	941	1,440	1.3	2.1	-34.6%
	Equity in NI of rel. companies	19,688	313	28.2	0.4	NM
	Other non-operating income	685	727	1.0	1.0	-5.8%
	Amortization of goodwill	(1,207)	(1,283)	(1.7)	(1.8)	6.0%
	Interest expense	(2,244)	(1,944)	(3.2)	(2.8)	-15.4%
	Other non-operating expenses	(1,386)	(1,038)	(2.0)	(1.5)	-33.6%
	Price level restatement	2,885	660	4.1	0.9	337.2%
	Currency exchange result	(571)	(3,236)	(0.8)	(4.6)	82.3%
	Total	18,792	(4,361)	26.9	(6.2)	NM

Income before taxes		35,150	13,798	50.3	19.7	154.7%
	Income taxes	(2,746)	(5,221)	(3.9)	(7.5)	-47.4%
	Tax rate	7.8%	37.8%	7.8%	37.8%

Minority interest		(531)	(299)	(0.8)	(0.4)	-77.4%

Amort. of negative goodwill		24	25	0.0	0.0	-1.8%

Net income		31,897	8,303	45.6	11.9	284.2%
	% of sales	17.9%	5.0%	17.9%	5.0%

Earnings per share		100.15	26.07	0.14	0.04	284.2%
Earnings per ADR		500.74	130.34	0.72	0.19

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		20,611	21,329	29.5	30.5	-3.4%
Amortization		930	789	1.3	1.1	17.9%
EBITDA		37,898	40,278	54.2	57.6	-5.9%
	% of sales	21.3%	24.2%	21.3%	24.2%

Capital expenditures		8,745	7,568	12.5	10.8	15.6%

(1) Exchange rate: US$ 1.00 = Ch$ 699.12